Exhibit 99.1

PENN WEST ENERGY TRUST

FORM 51-102F4
BUSINESS ACQUISITION REPORT

Item 1            Identity of Company

1.1                               Name and Address of Company

Penn West Energy Trust (“Penn West”)

Suite 2200, 425-1st Street S.W.

Calgary, Alberta T2P 3L8

1.2                               Executive Officer

For further information contact Todd Takeyasu, Executive Vice President and Chief Financial Officer of Penn West Petroleum Ltd. (“PWPL”), the administrator of Penn West, at (403) 777-2500.

Item 2            Details of Acquisition

2.1                               Nature of Business Acquired

On January 11, 2008, Penn West completed the acquisition of all of the outstanding trust units (“Canetic Units”) of Canetic Resources Trust (“Canetic”) pursuant to a plan of arrangement (the “Arrangement”) completed under the Business Corporations Act (Alberta).

Canetic was an open-ended unincorporated trust established under the laws of the Province of Alberta with its principal office located in Calgary, Alberta. Canetic and its operating entities had been, directly and indirectly, actively involved in the acquisition, production, processing, transporting and marketing of crude oil, natural gas liquids and natural gas primarily in Alberta, British Columbia, Saskatchewan, Manitoba, North Dakota, Montana and Wyoming.

Prior to the completion of the Arrangement, Canetic was a reporting issuer in each of the Provinces of Canada and the Canetic Units traded on the Toronto Stock Exchange (the “TSX”) and on the New York Stock Exchange (the “NYSE”) and the four series of debentures issued by Canetic (the “Canetic Debentures”) traded on the TSX. Following the completion of the Arrangement, the Canetic Units were delisted from trading on the TSX and the NYSE and the Canetic Debentures were delisted from trading on the TSX. Canetic subsequently ceased to be a reporting issuer in each of the Provinces of Canada.

As a result of the Arrangement, Penn West acquired all of the crude oil and natural gas interests that were formerly held, directly or indirectly, by Canetic (the “Canetic Properties”). A description of the Canetic Properties, together with reserves data and other oil and gas information in respect of the Canetic Properties, is set forth in Appendix “B” to Penn West’s Annual Information Form (the “Penn West AIF”) for the year ended December 31, 2007, which Appendix “B” is incorporated by reference herein. The Penn West AIF is filed on SEDAR at www.sedar.com.

2.2                               Date of Acquisition

The date of the Arrangement for accounting purposes was January 11, 2008.

2.3                               Consideration

Pursuant to the Arrangement, holders of Canetic Units received 0.515 of a Penn West trust unit (“Penn West Unit”) for each one (1.0) Canetic Unit held. An aggregate of approximately 124,348,739 Penn West Units were issued pursuant to the Arrangement. In addition, a special cash distribution in the amount of $0.09 per Canetic Unit was made to holders of Canetic Units of record at the close of business on January 10, 2008. An aggregate of approximately $21,672,284 was distributed to holders of Canetic Units.

Pursuant to the Arrangement, Penn West also assumed approximately $1,466,900,000 of bank indebtedness of Canetic, $17,778,500 principal amount of 6.5% convertible extendible unsecured subordinated debentures issued on May 26, 2005, $229,649,000 principal amount of 6.5% convertible extendible unsecured subordinated debentures issued on August 24, 2006, $8,002,000 principal amount of 8% convertible extendible unsecured subordinated debentures issued on June 15, 2004, and $5,578,000 principal amount of 9.4% convertible unsecured subordinated debentures issued on July 3, 2003.

Concurrent with the closing of the Arrangement, Penn West secured a $4 billion credit facility for a three year term with a syndicate of 18 Canadian and international banks. The new credit facility was initially used to retire Penn West’s indebtedness under its then existing bank credit facilities and to retire all bank indebtedness assumed by Penn West in connection with its acquisition of Vault Energy Trust (completed on January 10, 2008) and Canetic (including bank indebtedness previously assumed by Canetic in connection with its acquisition (the “Titan Acquisition”) of Titan Exploration Ltd.).

2.4                               Effect on Financial Position

As a result of the Arrangement, and based on the report prepared by Sproule Associates Limited dated March 3, 2008 evaluating the crude oil, natural gas and natural gas liquids reserves and the net present value of future net revenue attributable to certain of Canetic’s oil and natural gas assets (including the oil and natural gas assets acquired pursuant to the Titan Acquisition) effective as at December 31, 2007, Penn West acquired approximately 80.3 MMbbl of light/medium crude oil and NGLs, 15.1 MMbbl of heavy oil and 403.2 Bcf of natural gas on a proved reserve basis and approximately 110.8 MMbbl of light/medium crude oil and NGLs, 19.4 MMbbl of heavy oil and 597.9 Bcf of natural gas on a proved plus probable reserve basis. Penn West also acquired petroleum and natural gas rights through leases on approximately 774,093 net acres of undeveloped land.

In connection with the Arrangement, the board of directors of PWPL was reconstituted to include eight members of PWPL’s then existing board and four members of Canetic’s then existing board, and the management team of PWPL was reconstituted to include certain members of Canetic’s management team. For detailed information regarding the directors and officers of PWPL following the completion of the Arrangement, see “Corporate Governance – Directors and Executive Officers of PWPL” at pages 26 to 31 of the Penn West AIF, which disclosure is incorporated by reference herein.

In connection with the Arrangement, Penn West also completed an internal reorganization of certain of the subsidiaries of Penn West and Canetic and their respective assets. For information regarding the material subsidiaries of Penn West and the simplified organizational structure of Penn West as at February 1, 2008 following the completion of the Arrangement and subsequent internal reorganizations, see “Penn West Energy Trust – Inter-Corporate Relationships” and “Penn West Energy Trust – Our Organizational Structure” at pages 8 to 9 of the Penn West AIF, which disclosure is incorporated by reference herein. The Penn West AIF is filed on SEDAR at www.sedar.com.

Except as set forth above, Penn West does not presently have any plans or proposals for material changes in its business affairs or the affairs of Canetic, which may have a significant effect on the results of operations and financial position of Penn West, including any proposal to liquidate Canetic, to sell, lease or exchange all or a substantial part of Canetic’s assets, to amalgamate Canetic with any other business organization or to make any material changes to Penn West’s business or Canetic’s business, including any change in corporate structure, management or personnel.

2

2.5                              Prior Valuations

No valuation opinion was obtained within the last 12 months by Canetic or Penn West required by securities legislation or a Canadian exchange or market to support the consideration paid by Penn West or any of its subsidiaries for Canetic.

2.6                              Parties to Transaction

The Arrangement was not with an “informed person”, “associate” or “affiliate” (as each term is defined in securities legislation) of Penn West.

2.7                              Date of Report

March 26, 2008

Item 3           Financial Statements

The following financial statements and other information required by Part 8 of National Instrument 51-102 are attached hereto and form part of this business acquisition report:

Schedule A	-

the audited consolidated balance sheets of Canetic as at December 31, 2007 and 2006 and the consolidated statements of income (loss), comprehensive income (loss), deficit and cash flows for the years then ended, together with the notes thereto and the auditors’ report thereon; and

Schedule B	-

the unaudited pro forma consolidated balance sheet of Penn West as at December 31, 2007 and the unaudited pro forma consolidated statement of loss for the year then ended (including pro forma earnings per unit information), together with the notes thereto.

3

SCHEDULE “A”

Deloitte & Touche LLP 3000 Scotia Centre
700 Second Street S.W.
Calgary AB T2P 0S7
Canada

Tel: (403) 267-1700
Fax: (403) 264-2871
www.deloitte.ca

Auditors’ Report

To the Directors of

Penn West Energy Trust:

We have audited the consolidated balance sheets of Canetic Resources Trust (the “Trust”) as at December 31, 2007 and 2006 and the consolidated statements of (loss) income, comprehensive (loss) income and deficit and cash flows for the years then ended. These financial statements are the responsibility of Penn West Energy Trust management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Calgary, Alberta, Canada	(signed) “Deloitte & Touche LLP”
February 29, 2008	Chartered Accountants

CONSOLIDATED BALANCE SHEETS

As at December 31 (CAD thousands)	2007	2006

ASSETS

Current Assets
Accounts receivable	$216,479	$261,498
Prepaid expenses and deposits	15,389	34,647
Financial derivative asset (Note 14)	5,767	—
Future income taxes (Note 17)	14,157	—
	251,792	296,145
Property, plant and equipment (Note 7)	4,443,615	4,597,654
Goodwill (Note 4 and 6)	934,820	922,024
Deferred financing charges, net of amortization (Note 3)	—	8,996
Financial derivative asset (Note 14)	—	6,157
Total assets	$5,630,227	$5,830,976

LIABILITIES AND UNITHOLDERS’ EQUITY

Current Liabilities
Accounts payable and accrued liabilities	$263,645	$271,185
Distributions payable	45,163	51,933
Convertible debentures (Note 9)	5,622	1,697
Financial derivative liability (Note 14)	63,174	1,124
	377,604	325,939
Bank debt (Note 8)	1,442,782	1,289,678
Convertible debentures (Note 9)	245,243	258,959
Other long-term liabilities (Note 12)	8,861	7,272
Future income taxes (Note 17)	445,437	250,339
Asset retirement obligations (Note 10)	178,012	191,874
	2,697,939	2,324,061
Non-controlling interest (Note 6)	13,756	—
Commitments and guarantees (Note 16)

UNITHOLDERS’ EQUITY

Capital (Note 11)	4,386,044	4,224,470
Convertible debentures (Note 9)	6,584	6,584
Deficit (Note 13)	(1,474,096)	(724,139)
	2,918,532	3,506,915
Total liabilities and unitholders’ equity	$5,630,227	$5,830,976

Subsequent events (Note 18)

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board of Directors:

John A. Brussa	James C. Smith
Chairman	Director

CONSOLIDATED STATEMENTS OF (LOSS) INCOME, COMPREHENSIVE (LOSS) INCOME AND DEFICIT

Years ended December 31 (CAD thousands except per unit amounts)	2007	2006

REVENUE

Petroleum and natural gas sales	$1,453,051	$1,407,754
Royalty expense	(263,598)	(258,260)
	1,189,453	1,149,494

EXPENSES

Operating	301,082	252,142
Transportation	23,397	18,968
General and administrative	56,391	53,983
Interest on bank debt	71,353	53,809
Interest on convertible debentures	18,442	8,627
Depletion, depreciation and amortization	688,733	645,203
Accretion of asset retirement obligations (Note 10)	15,508	11,410
Loss (gain) on financial derivatives (Note 14)	61,121	(86,906)
	1,236,027	957,236
(Loss) income before taxes	(46,574)	192,258
Current income taxes (Note 17)	4,321	5,567
Capital taxes	9,810	11,836
Future income tax expense (recovery) (Note 17)	166,816	(48,246)
	180,947	(30,843)

NET (LOSS) INCOME AND COMPREHENSIVE (LOSS) INCOME	(227,521)	223,101

Deficit, beginning of year	(724,139)	(363,712)
Distributions declared	(522,436)	(583,528)
Deficit, end of year	$(1,474,096)	$(724,139)
Net (loss) income per unit (Note 15)
Basic	$(1.00)	$1.08
Diluted	$(1.00)	$1.06
Weighted average units outstanding (000s) (Note 15)
Basic	228,596	206,081
Diluted	228,596	210,397

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31 (CAD thousands)	2007	2006

OPERATING ACTIVITIES

Net (loss) income	$(227,521)	$223,101
Adjustments for:
Unit-based compensation (Note 12)	7,304	14,049
Depletion, depreciation and amortization	688,733	645,203
Accretion of asset retirement obligations (Note 10)	15,508	11,410
Unrealized loss (gain) on financial derivatives (Note 14)	58,330	(95,371)
Future income tax expense (recovery) (Note 17)	166,816	(48,246)
Accretion of deferred transaction costs	923	—
Asset retirement costs settled	(17,902)	(16,877)
Changes in non-cash operating working capital	87,396	(50,778)
	779,587	682,491

FINANCING ACTIVITIES

Net proceeds from bank debt	126,416	546,409
Proceeds from issuance of units, net of issue costs	35,281	437,001
Proceeds from issuance of convertible debentures, net of issue costs	—	220,800
Distributions to unitholders	(488,599)	(538,703)
	(326,902)	665,507

INVESTING ACTIVITIES

Acquisition of petroleum and natural gas properties	(19,835)	(56,285)
Disposition of petroleum and natural gas properties	60,317	17,168
Corporate acquisitions, net of cash	—	(933,458)
Capital expenditures	(493,167)	(375,423)
	(452,685)	(1,347,998)
Cash beginning and end of period	$—	$—
The Trust paid the following cash amounts:
Interest paid	$96,673	$60,875
Income and capital taxes paid	$14,214	$34,494

See accompanying notes to consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2007 and 2006 (all tabular amounts, except per unit amounts, expressed in CAD thousands)

1.   STRUCTURE OF THE TRUST

Canetic Resources Trust (collectively, “Canetic”, the “Trust”, “Our”, or “We”) is an open-ended, unincorporated investment trust governed by the laws of the Province of Alberta. The purpose of Canetic is to indirectly explore for, develop and hold interests in petroleum and natural gas properties through investments in securities of subsidiaries and royalty interests in oil and natural gas properties. Canetic owns 100 percent of the common shares or partnership interests, directly or indirectly, of the entities that carry on the oil and natural gas business of Canetic. The activities of these entities are financed through interest-bearing notes from Canetic and third-party debt as described in the notes to the audited consolidated financial statements.

Pursuant to the terms of net profit interest agreements (the “NPIs”), Canetic is entitled to payments from certain subsidiary entities equal to essentially all of the proceeds of the sale of oil and natural gas production less certain specified deductions. Under the terms of the NPIs, the deductions are in part discretionary, include the requirement to fund capital expenditures and asset acquisitions, and are subject to certain adjustments for asset dispositions.

Under the terms of its trust indenture, Canetic is required to make distributions to unitholders in amounts at least equal to its taxable income consisting of interest on notes, the NPIs, and any inter-corporate distributions and dividends received, less certain expenses and deductions.

2.   SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

These consolidated financial statements include the accounts of Canetic and its direct and indirect wholly owned subsidiaries and partnerships. These consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) by management. A reconciliation of material differences between Canadian GAAP and United States of America GAAP is disclosed in Note 19. The preparation of consolidated financial statements in accordance with Canadian GAAP requires management of the Trust to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimated. The consolidated financial statements have, in management’s opinion, been properly prepared using careful judgment and within the framework of the following significant accounting policies.

In particular the amounts recorded for depletion and depreciation of property, plant and equipment, the impairment tests and asset retirement obligations are based on estimates of proven reserves, production rates, future crude oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and changes in such estimates may impact the financial statements in future periods.

PETROLEUM AND NATURAL GAS PROPERTIES

The Trust follows the full-cost method of accounting for petroleum and natural gas operations, whereby all costs related to the exploration and development of petroleum and natural gas reserves are capitalized. Such costs include land acquisition costs, costs of drilling both productive and non-productive wells, well equipment, flowline and plant costs, geological and geophysical expenses and overhead expenses directly related to exploration and development activities. Gains or losses on sales of properties are recognized only when crediting the proceeds to the recorded costs would result in a change of 20 percent or more in the depletion and depreciation rate.

Capitalized costs are depleted using the unit-of-production method based on estimated proved reserves of petroleum and natural gas before royalties as determined by independent petroleum engineers. Costs relating to unproved properties are excluded from costs subject to depletion and depreciation until it is determined whether or not proved reserves exist or if impairment occurs. Proved natural gas reserves and production are converted to equivalent volumes of crude petroleum based on the approximate relative energy content ratio of six thousand cubic feet of natural gas to one barrel of crude oil.

The Trust places a limit on the aggregate carrying value of the Trust’s petroleum and natural gas properties, all of which are in one cost centre (Canada). An impairment loss exists when the carrying amount of the Trust’s petroleum and natural gas properties exceeds the estimated undiscounted future net cash flows associated with the Trust’s proved reserves. If an impairment loss is determined to exist, the costs carried on the balance sheet in excess of the discounted future net cash flows associated with the Trust’s proved and probable reserves are charged to income. Reserves are determined pursuant to the Canadian Securities Administrators National Instrument 51-101.

GOODWILL

The Trust recognizes goodwill on corporate acquisitions when the total purchase price exceeds the fair value of net identifiable assets and liabilities of the acquired entity. Goodwill is tested annually as at December 31 for impairment or as events occur that could result in impairment. Impairment is recognized based on the fair value of the reporting entity (consolidated Trust) compared to the book value of the Trust. If the fair value of the Trust is less than the book value, impairment is measured by allocating the fair value to the identifiable assets and liabilities as if the Trust had been acquired in a business combination for its fair value. The excess of the fair value over the amounts assigned to the identifiable assets and liabilities is the fair value of the goodwill. Any excess of the book value over this implied fair value of goodwill is the impairment amount. Impairment is charged to income in the period in which it occurs. Goodwill is stated at cost less impairment and is not amortized.

FINANCIAL INSTRUMENTS

The Trust enters into numerous financial instruments to manage commodity price and foreign exchange risk. The Trust follows the fair value accounting method for all derivative instruments meaning all derivative instruments are marked to market at the end of each period with the net change in fair value being recorded to net income (loss).

ASSET RETIREMENT OBLIGATIONS

The Trust recognizes as a liability the estimated fair value of the future retirement obligations associated with property, plant and equipment (“PP&E”). The fair value is capitalized and amortized over the same period as the underlying asset. The Trust estimates the liability based on the estimated costs to abandon and reclaim its net ownership interest in all wells and facilities and the estimated timing of the costs to be incurred in future periods. This estimate is evaluated on a periodic basis and any adjustment to the estimate is prospectively applied. As time passes, the change in net present value of the future retirement obligation is expensed through accretion. Retirement obligations settled during the period reduce the future retirement liability. No gains or losses on retirement activities were realized, due to settlements approximating the estimates.

JOINT VENTURES

A portion of the Trust’s development and production activities are conducted jointly with others. These financial statements reflect only the Trust’s proportionate interest in such activities.

REVENUE RECOGNITION

Revenue associated with sales of crude oil, natural gas and natural gas liquids (“NGLs”) is recognized when title passes to the purchaser which normally occurs at the pipeline delivery point for natural gas and NGLs and at the wellhead for crude oil.

DEPRECIATION

Office furniture and equipment is depreciated on a declining-balance method at annual rates of 10 percent to 33 percent.

UNIT AWARD INCENTIVE PLAN

The Trust has a Unit Award Incentive Plan for directors, officers, employees and consultants of the Trust. Under the terms of the plan, a holder may elect, subject to the consent of the Trust, to receive cash upon vesting in lieu of the number of rights held. Compensation expense associated with rights granted under the plan is measured at the date of grant or at the date of the financial statements for unexercised rights. Compensation expense on unexercised rights is determined as the excess of the market price over the exercise price of the rights at the end of each reporting period and is deferred and recognized in income over the vesting period of the rights.

INCOME TAXES

The Trust follows the liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the consolidated financial statements of the Trust and its corporate subsidiaries and their respective tax bases, using enacted and substantively enacted income tax rates, expected to apply at the time where the differences are expected to reverse. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs.

PER UNIT INFORMATION

Basic income per unit are calculated using the weighted average number of units outstanding during the year adjusted for the impact of units to be issued on the conversion of exchangeable shares. Diluted income per unit are calculated using the treasury stock method to determine the dilutive effects of unit options and the “if converted” method is used to determine the dilution impact of the convertible debentures. The treasury stock method assumes that proceeds from the exercise of “in-the-money” unit options and exercise of the convertible debentures are used to re-purchase units at the prevailing market rate.

3.   CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2007, the Trust adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1530 “Comprehensive Income”, Section 3251 “Equity”, Section 3855 “Financial Instruments – Recognition and Measurement”, Section 3861 “Financial Instruments – Disclosure and Presentation”, and Section 3865 “Hedges”. As allowed by the new standards, prior periods have not been restated. The adoption of these standards has had no material impact on the Trust’s net income or cash flows. The effects of the implementation of the new standards are discussed below.

COMPREHENSIVE INCOME

The Trust does not have any items to be accounted as components of other comprehensive income (“OCI”) and as a result comprehensive income (loss) equals net income (loss).

FINANCIAL INSTRUMENTS

The financial instruments standard establishes the recognition and measurement criteria for financial assets, financial liabilities and derivatives. All financial instruments are required to be measured at fair value on initial recognition of the instrument, except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as “held-for-trading”, “available-for-sale”, “held-to-maturity”, “loans and receivables”, or “other financial liabilities” as defined by the standard.

Financial assets and financial liabilities “held-for-trading” are measured at fair value with changes in those fair values recognized in net income (loss). Financial assets “available-for-sale” are measured at fair value, with changes in those fair values recognized in OCI. Financial assets “held-to-maturity”, “loans and receivables”, and “other financial liabilities” are measured at amortized cost using the effective interest method of amortization. All derivative instruments, including embedded derivatives, are recorded on the balance sheet at fair value unless they qualify for the normal purchase, sale or usage exemption. All changes in their fair value are recorded in income unless hedge accounting is applied, in which case changes in fair value related to the effective portion of cash flow hedges is recognized in OCI.

As a result of the adoption of these new standards, the Trust has classified its accounts receivable as “loans and receivables”; financial derivatives as “held-for-trading”; deposits have been classified as “loans and receivables”; and accounts payable and accrued liabilities, distributions payable, bank debt, and convertible debentures have been classified as “other financial liabilities”. Changes in fair values of financial derivatives and embedded derivatives are recognized in income.

Transaction costs are netted against the carrying value of the asset or liability to which they relate and are then amortized over the expected life of the instrument using the effective interest method. On adoption of Section 3855 “Financial Instruments – Recognition and Measurement”, the Trust netted its remaining deferred financing charges against convertible debentures. There were no other material impacts from the adoption of this section.

The Trust also adopted Section 1506 – “Accounting Changes” which the only impact is to provide disclosure when an entity has not applied a new source of GAAP that has been issued but is not yet effective.

FUTURE ACCOUNTING PRONOUNCEMENTS

Four new Canadian accounting standards have been recently issued: “Financial Instruments – Disclosure”, “Financial Instruments – Presentation”, “Capital Disclosures” and “Goodwill and Intangible Assets”.

The Financial Instruments – Disclosure and Financial Instruments – Presentation sections outline standards of disclosures and presentation for financial instruments, effective January 1, 2008. These sections require additional disclosures by the Trust and will be implemented in the first quarter of 2008.

The Capital Disclosures section becomes effective on January 1, 2008 and specifies disclosures relating to capital, including a qualitative discussion on an entity’s objectives, polices and processes for managing capital and summary quantitative data regarding what is managed as capital. This section requires additional disclosures by the Trust and will be implemented in the first quarter of 2008.

The Goodwill and Intangible Assets section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets subsequent to its initial recognition. The new section becomes effective on January 1, 2009. The Trust is currently assessing the impact of this new section.

4.     STARPOINT ARRANGEMENT

Acclaim Energy Trust (“Acclaim”) and StarPoint Energy Trust (“StarPoint”) merged on January 5, 2006 pursuant to a Plan of Arrangement (the “StarPoint Arrangement”), which resulted in the creation of Canetic. Each Acclaim unitholder received 0.8333 of a Canetic trust unit for each trust unit they owned and each StarPoint unitholder received one Canetic trust unit for each trust unit they owned. Unitholders of both Acclaim and StarPoint also received common shares and warrants in a new publicly listed junior exploration company, TriStar Oil & Gas Ltd. (“TriStar”), which was formed with assets from both Acclaim and StarPoint. Each Acclaim unitholder received 0.0833 of a TriStar common share for each trust unit they owned and each StarPoint unitholder received 0.1000 of a TriStar common share for each trust unit they owned. In addition, each Acclaim unitholder received 0.0175 of a TriStar warrant for each trust unit they owned and each StarPoint unitholder received 0.0210 of a TriStar warrant for each trust unit they owned.

The merger was accounted for as an acquisition of StarPoint by Acclaim using the purchase method of accounting.

($000s)
Current assets	124,803
Property, plant and equipment	2,511,746
Goodwill	834,070
Accounts payable and accrued liabilities	(144,777)
Distributions payable	(22,662)
Long-term debt	(434,123)
Financial derivative liability	(57,785)
Convertible debentures – liability	(53,199)
Convertible debentures – equity	(8,691)
Future income taxes	(96,476)
Asset retirement obligations	(54,343)
2,596,563
Consideration was comprised of:
Issuance of 106,242,000 units of Canetic	2,562,563
Transaction costs	36,000
2,598,563

5.   SAMSON ACQUISITION

On August 31, 2006, Canetic completed the share acquisition of a private oil and gas company (“Samson”) for total consideration of $955.1 million.

The transaction was financed with bank debt and a $690.0 million bought deal financing which was completed on August 24, 2006. Under the bought deal financing, Canetic issued 20,769,000 units at a price of $22.15 per unit and $230.0 million principal amount of convertible extendible unsecured subordinated debentures.

The acquisition was accounted for using the purchase method of accounting as follows:

($000s)
Cash	57,635
Current assets	76,803
Property, plant and equipment	942,864
Accounts payable and accrued liabilities	(60,035)
Income taxes payable	(43,946)
Asset retirement obligations	(18,228)
955,093
Consideration was comprised of:
Cash	951,314
Transaction costs	3,779
955,093

6.   TITAN ACQUISITION

On October 17, 2007, Canetic entered into a pre-acquisition agreement with Titan Exploration Ltd. (“Titan”). At December 31, 2007, Canetic had acquired 89.6% of the outstanding shares of Titan. On January 10, 2008, Canetic completed the share acquisition of all of the remaining shares of Titan for total consideration of $84.6 million.

Canetic issued 6,227,863 units to acquire 100% of the issued and outstanding shares of Titan. Pursuant to the agreement, Canetic issued 0.1917 of a unit for each Titan Class A share and 0.6609 of a unit for each Titan Class B share. The units issued were valued at the ten-day volume weighted average around the date of issuance. The goodwill arising from the acquisition is not deductible for income tax purposes.

The acquisition was accounted for using the purchase method of accounting as follows:

($000s)
Current assets	5,780
Property, plant and equipment	122,113
Goodwill	12,796
Accounts payable and accrued liabilities	(4,963)
Bank debt	(26,688)
Financial derivative liability	(4,112)
Future income taxes	(14,125)
Asset retirement obligations	(6,249)
Non-controlling interest	(13,756)
70,796
Consideration was comprised of:
Issuance of units of Canetic	70,382
Transaction costs	414
70,796

7.    PROPERTY, PLANT AND EQUIPMENT

($000s)	2007	2006
Property, plant and equipment, at cost	6,414,217	5,879,523
Accumulated depletion and depreciation	(1,970,602)	(1,281,869)
Balance, end of year	4,443,615	4,597,654

Costs relating to unproved properties as at December 31, 2007 were $224.5 million (2006 - $295.0 million) and were excluded from costs subject to depletion and depreciation.

An impairment test calculation was performed on the Trust’s property, plant and equipment at December 31, 2007 and 2006 in which the estimated undiscounted future net cash flows associated with the proved reserves exceeded the carrying amount of the Trust’s property, plant and equipment.

The following table outlines benchmark prices used in the impairment test:

Year	WTI	Exchange Rate	AECO
	($US/bbl)	($US equals $1 CDN)	($CDN/mcf)
2008	90.81	1.00	6.63
2009	87.00	1.00	7.38
2010	84.33	1.00	7.65
2011	82.39	1.00	7.65
2012-2018	84.54	1.00	8.06
Thereafter (inflation %)	2.0	—	2.0

8.    BANK DEBT

Canetic has an unsecured, covenant based, extendible revolving credit facility of $1.6 billion including a $50.0 million working capital facility with a syndicate of financial institutions. Canetic may draw under the credit facility by way of:

a)	Prime rate loans in Canadian dollars;
b)	U.S. base rate loans in U.S. dollars;
c)	Canadian and U.S. dollar Banker’s Acceptances;
d)	London Inter-Bank Offered Rate (“LIBOR”) loans in U.S. dollars; and
e)	Letters of Credit to be issued in Canadian or U.S. dollars.

At December 31, 2007, Canetic had prime rate loans and Canadian Banker’s Acceptances outstanding. Prime rate and U.S. base rate loans bear interest at the lenders’ prime rate. The rate charged on the other amounts drawn is based upon rates and fees outlined in the lending agreement. The effective interest rate on the credit facility for the year ended December 31, 2007 was 5.26 percent (2006 – 5.13 percent).

The entire bank debt was paid down on January 14, 2008 due to the combination outlined in Note 18.

9.     CONVERTIBLE DEBENTURES

($000s)	9.4%	6.5%	8%	11%	6.5%	Total
	(CNE.DB.A)	(CNE.DB.B)	(CNE.DB.C)	(CNE.DB.D)	(CNE.DB.E)
Balance, December 31, 2005	—	—	13,571	2,718	—	16,289
Acquisition of StarPoint	9,255	43,944	—	—	—	53,199
Acquisition of Samson	—	—	—	—	227,470	227,470
Converted to units	(3,633)	(26,123)	(5,525)	(1,021)	—	(36,302)
Balance, December 31, 2006	5,622	17,821	8,046	1,697	227,470	260,656
Converted to units	—	—	(17)	(1,489)	—	(1,506)
Matured during the period	—	—	—	(208)	—	(208)
Deferred transaction costs	—	—	(259)	—	(7,818)	(8,077)
Balance, December 31, 2007	5,622	17,821	7,770	—	219,652	250,865

Units Issuable Upon Conversion (000s)
Balance, December 31, 2005	—	—	1,006	278	—	1,284
Adjustment to conversion ration	—	—	(135)	(36)	—	(171)
Acquisition of StarPoint	576	2,313	—	—	—	2,889
Acquisition of Samson	—	—	—	—	8,663	8,663
Converted to units	(225)	(1,373)	(354)	(90)	—	(2,042)
Balance, December 31, 2006	351	940	517	152	8,663	10,623
Converted to units	—	—	(1)	(133)	—	(134)
Unconverted units due to debenture maturity	—	—	—	(19)	—	(19)
Balance, December 31, 2007	351	940	516	—	8,663	10,470

The 9.4% unsecured and subordinated debentures are convertible into units at the option of the holder at any time prior to maturity at a conversion price of $16.02. The debentures have a face value of $1,000 per debenture, a coupon of 9.4% and a maturity date of July 31, 2008. The Trust may redeem the debentures in whole or in part at a redemption price of $1,050 per debenture after July 31, 2006 and at a redemption price of $1,025 per debenture after July 31, 2007 before maturity. There were no conversions of these debentures in 2007.

The 6.5% extendible, unsecured and subordinated debentures are convertible into units at the option of the holder at any time prior to maturity at a conversion price of $18.96. The debentures have a face value of $1,000 per debenture, a coupon of 6.5% and a maturity date of July 31, 2010. The Trust may redeem the debentures in whole or in part at a redemption price of $1,050 per debenture after July 31, 2008 and at a redemption price of $1,025 per debenture after July 31, 2009. There were no conversions of these debentures in 2007.

The $75.0 million, 8% convertible, extendible, unsecured and subordinated debentures are convertible into units at the option of the holder at any time prior to maturity at a conversion price of $15.56. The debentures have a face value of $1,000 per debenture, a coupon of 8.0% and a maturity date of August 31, 2009. The Trust may redeem the debentures in whole or in part at a redemption price of $1,050 per debenture after August 31, 2007 and at a redemption price of $1,025 per debenture after August 31, 2008 before the maturity date. During 2007, $17,000 of 8% debentures were converted resulting in the issuance of 1,000 trust units.

The $45.0 million, 11% convertible, extendible, unsecured and subordinated debentures were convertible into units at the option of the holder at any time prior to maturity at a conversion price of $11.24 per unit. The debentures had a face value of $1,000 per debenture, a coupon of 11% and a maturity date of December 31, 2007. The Trust redeemed $208,000 in debentures at the face value on the maturity date. During 2007, $1.5 million of 11% debentures were converted which resulted in the issuance of 133,000 trust units.

In connection with the acquisition of Samson (Note 5), Canetic issued $230 million, 6.5% extendible, unsecured, and subordinated debentures, convertible into units at the option of the holder any time prior to maturity at a conversion price of $26.55. The debentures have a face value of $1,000 per debenture, a coupon of 6.5% and a maturity date of December 31, 2011. The Trust may redeem the debentures in whole or in part at a redemption price of $1,050 per debenture after December 31, 2009 and at a redemption price of $1,025 per debenture after December 31, 2010 before the maturity date. The value of the conversion feature was determined to be $2.5 million; therefore, $227.5 million of the convertible debentures was recorded as a liability and $2.5 million has been allocated to unitholders’ equity. There were no conversions of these debentures in 2007.

In connection with the StarPoint Arrangement (Note 4), the fair value of the conversion feature of the acquired 6.5% and 9.4% convertible debentures of $8.7 million was classified as equity. The fair value of the debentures upon acquisition and the allocation between liabilities and equity was determined based on the market price of the convertible debentures and an option-pricing model. During 2007, no amount (2006 - $4.6 million) was reclassified to capital since there were no conversions of the 6.5% and 9.4% debentures.

The fair value of the convertible debentures at December 31, 2007, based on quoted market value was $260.7 million (December 31, 2006 - $258.8 million).

10.      ASSET RETIREMENT OBLIGATIONS

Total future asset retirement obligations were estimated by management based on the Trust’s net ownership interest in all wells and facilities, estimated costs to reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred in future periods. The Trust estimated the net present value of its total asset retirement obligations to be $178.0 million as at December 31, 2007 (2006 - $191.9 million) based on a total future liability of $1,077.9 million (2006 - $603.3 million). The Trust expects the costs will be incurred over an average period of 23 years. The estimated liability has been computed using an inflation rate of two percent (2006 – two percent) and discounted using a credit adjusted risk free rate of eight percent (2006 – eight percent).

The following table reconciles Canetic’s asset retirement obligations:

Asset Retirement Obligation ($000s)	2007	2006
Balance, beginning of year	191,874	68,235
Acquisition of StarPoint (Note 4)	—	54,343
Acquisition of Samson (Note 5)	—	18,228
Acquisition of Titan (Note 6)	6,249	—
Additions	2,406	3,117
Change in estimate	(20,123)	53,418
Settlement of liabilities during period	(17,902)	(16,877)
Accretion expense	15,508	11,410
Balance, end of year	178,012	191,874

11.      CAPITAL

Authorized capital of the Trust is comprised of an unlimited number of units and an unlimited number of special voting units. There are no special voting units outstanding. Each unitholder can request redemption of trust units at a price calculated as the lesser of 90 percent of the market price during the 10 days after the date units are tendered and the closing market price on the date units are tendered. Cash payments for units tendered are limited to $100,000 per month. The Trust may issue notes for redemption in excess of cash payments.

	2007		2006
	Units (000s)	Amount ($000s)	Units (000s)	Amount ($000s)
Balance, beginning of year Issued:	225,796	4,224,470	91,583	1,087,459
Bought deal financing, net of costs	—	—	20,769	437,001
Base shelf prospectus, net of costs	2,500	35,281	—	—
Employee Unit Savings Plan	484	7,261	274	6,184
Distribution reinvestment plan	2,814	40,605	2,470	44,825
StarPoint Acquisition (Note 4)	—	—	106,242	2,562,563
Properties contributed to TriStar (Note 4)	—	—	—	(5,000)
Titan Acquisition (Note 6)	5,577	70,382	—	—
Conversion of debentures	134	1,506	2,042	36,302
Conversion of debentures – equity portion	—	—	—	4,636
Conversion of exchangeable shares	—	—	358	3,804
Unit award incentive plan	399	6,539	2,058	46,696
Balance, end of year	237,704	4,386,044	225,796	4,224,470

BASE SHELF PROSPECTUS

On August 20, 2007, Canetic filed a Short Form Base Shelf Prospectus with the securities regulatory authorities in Canada and a Registration Statement with the U.S. Securities and Exchange Commission. The registration allows Canetic to offer and issue trust units or subscription receipts convertible into trust units (the trust units and subscription receipts are collectively referred to as the “Securities”) by way of one or more Prospectus Supplements for a 25-month period commencing on the date of filing. The Securities may be offered from time to time, with an aggregate offering amount not to exceed Cdn $750.0 million.

On August 23, 2007, Canetic filed a Prospectus Supplement to the Short Form Base Shelf Prospectus dated August 20, 2007, with regulatory authorities in Canada and a supplement to the U.S. Prospectus dated August 20, 2007, forming part of the Registration Statement with the US Securities and Exchange Commission. By way of an Equity Distribution Agreement dated August 23, 2007, Canetic will sell trust units by way of “at-the-market” offerings over the Toronto Stock Exchange (“TSX”), the New York Stock Exchange (“NYSE”) and other existing trading markets for the trust units in the U.S. Subject to the terms of the Equity Distribution Agreement and applicable regulatory requirements, up to 15,500,000 trust units may be issued and sold from time to time at the discretion of the Trust over a period of up to 25 months.

Up to the end of December 31, 2007, Canetic sold 2,500,000 trust units at an average price of $15.00 per unit (net $14.11 per unit) for gross proceeds of $37.5 million (net $35.3 million after costs of US$2.2 million, including commissions). Net proceeds from the issuances of trust units under the base shelf prospectus have been used for working capital purposes.

DISTRIBUTION REINVESTMENT PLAN

Canadian unitholders may elect to reinvest their cash distributions into additional units of the Trust. For the twelve months ended December 31, 2007, 2.8 million units (2006 – 2.5 million units) were issued with $40.6 million (2006 – $44.8 million) being credited to capital.

12. UNIT-BASED COMPENSATION PLAN

On January 5, 2006, the Board of Directors of Canetic approved a Restricted Trust Unit (“RTU”) and Performance Trust Unit (“PTU”) incentive plan (the “Plan”). Under the terms of the Plan, both RTUs and PTUs may be granted to directors, officers, employees of, and consultants and service providers to the Trust or its subsidiaries. The number of trust units issued pursuant to the Plan is adjusted for the value of the distributions from the time of the grant to the time when the trust units are issued. PTUs are also adjusted based on the Trust’s performance relative to the performance of a group of comparable publicly traded oil and gas royalty trusts and other performance criteria determined by the Board of Directors.

The following table summarizes the activity for the RTUs and PTUs:

(000s)	Number of RTUs	Number of PTUs
Balance, December 31, 2006	916	1,386
Granted	515	956
Exercised	(292)	(458)
Forfeited	(139)	(155)
Balance, December 31, 2007	1,000	1,729

Other long-term liabilities consist of the long-term portion of the Trust’s estimated liability for the Plan as at December 31, 2007. The amount of $8.9 million is payable in 2009 and 2010 (2006 – $7.3 million). The current portion of $7.6 million is included in accounts payable and accrued liabilities (2006 - $7.3 million). The Trust recorded unit-based compensation expense of $9.7 million and $1.7 million to general and administrative and operating expenses, respectively, and capitalized $4.4 million to property, plant and equipment for the year ended December 31, 2007 to reflect the change in fair value (based on the period end price of the units) of the RTUs and PTUs ($14.3 million, $2.5 million and $3.4 million for the year ended December 31, 2006).

Canetic remitted $4.1 million in withholding taxes related to the payment of RTUs and PTUs (2006 – $2.8 million).

EMPLOYEE UNIT SAVINGS PLAN

The Trust has a savings plan whereby the employees can contribute up to five percent of their annual base salary and the Trust will match, on a 2:1 basis, up to 10 percent of their annual base salary. All amounts are then invested in units of the Trust by way of market purchases or issuances from Treasury. During the twelve months ended December 31, 2007, 484,000 (2006 – 274,000) units were issued from Treasury under the Employee Unit Savings Plan with $7.3 million (2006 – $6.2 million) being credited to capital (Note 11). The Trust matching portion is allocated to operating and general and administrative expenses.

13.  DEFICIT

Deficit consists of accumulated income and accumulated distributions for the Trust since inception as follows:

($000s)	2007	2006
Accumulated income	157,449	384,970
Accumulated distributions	(1,631,545)	(1,109,109)
Deficit at end of year	(1,474,096)	(724,139)

The table below shows the cumulative distributions declared to unitholders:

Distributions on issued units(1)	$ /Unit	Amount ($000s)
Year ended December 31, 2002	0.585	19,025
Year ended December 31, 2003	2.340	121,338
Year ended December 31, 2004	2.340	176,741
Year ended December 31, 2005	2.340	208,477
Year ended December 31, 2006	2.760	583,528
Three months ended March 31, 2007	0.570	129,188
Three months ended June 30, 2007	0.570	129,626
Three months ended September 30, 2007	0.570	130,506
Three months ended December 31, 2007	0.570	133,116
Year ended December 31, 2007	2.280	522,436
Accumulated distributions		1,631,545

(1) All disclosures of per unit amounts of Acclaim up to the merger on January 5, 2006 have been restated using the exchange ratio of 0.8333 of a Canetic unit for each Acclaim unit.

14.  FINANCIAL INSTRUMENTS

The Trust’s financial instruments recognized on the consolidated balance sheets include accounts receivable, financial derivatives, current liabilities (excluding income taxes) and bank debt. The fair values of financial instruments, other than bank debt, approximates their carrying amounts due to the short-term nature of these instruments. The carrying value of bank debt approximates its fair value due to floating interest rate terms.

The Trust is exposed to the commodity price fluctuations of crude oil and natural gas as well as fluctuations in the Canada/U.S. dollar exchange rate. The Trust manages this risk by entering into various derivative financial instruments.

The Trust is exposed to credit risk due to the potential non-performance of counterparties to the above financial instruments. The Trust mitigates this risk by dealing only with larger, well-established commodity marketing companies, Canadian chartered banks and major financial institutions that are part of our banking syndicate. Nearly all of the accounts receivable are with customers in the oil and natural gas industry and are subject to normal industry credit risk.

The Trust is exposed to interest rate risks as a result of its floating rate bank debt.

The following financial derivative contracts were in place as at December 31, 2007:

FUTURE COMMODITY CONTRACTS

Daily Quantity	Contract Price	Term
Natural Gas – Collars (AECO)
20,000 Gj/d	Cdn $7.00 - $11.00	January 1, 2008 - March 31, 2008
10,000 Gj/d	Cdn $7.00 - $10.65	January 1, 2008 - March 31, 2008
10,000 Gj/d	Cdn $7.00 - $10.70	January 1, 2008 - March 31, 2008
5,000 Gj/d	Cdn $7.00 - $11.10	January 1, 2008 - March 31, 2008
5,000 Gj/d	Cdn $7.00 - $11.15	January 1, 2008 - March 31, 2008
20,000 Gj/d	Cdn $7.00 - $11.30	January 1, 2008 - March 31, 2008
20,000 Gj/d	Cdn $7.00 - $12.00	January 1, 2008 - March 31, 2008
Natural Gas – Fixed Price Contracts (AECO)
20,000 Gj/d	Cdn $6.25	April 1, 2008 - October 31, 2008
10,000 Gj/d	Cdn $6.35	April 1, 2008 - October 31, 2008
10,000 Gj/d	Cdn $6.45	April 1, 2008 - October 31, 2008
20,000 Gj/d	Cdn $6.50	April 1, 2008 - October 31, 2008
10,000 Gj/d	Cdn $6.55	April 1, 2008 - October 31, 2008
Crude Oil – Collars (WTI)
1,000 bbl/d	US $60.00 - $85.55	January 1, 2008 - December 31, 2008
1,000 bbl/d	US $60.00 - $90.15	January 1, 2008 - December 31, 2008
2,000 bbl/d	US $65.00 - $79.25	January 1, 2008 - December 31, 2008
1,000 bbl/d	US $65.00 - $79.50	January 1, 2008 - December 31, 2008
1,000 bbl/d	US $65.00 - $79.70	January 1, 2008 - December 31, 2008
1,000 bbl/d	US $65.00 - $80.00	January 1, 2008 - December 31, 2008
1,000 bbl/d	US $65.00 - $80.30	January 1, 2008 - December 31, 2008
2,000 bbl/d	US $65.00 - $81.50	January 1, 2008 - December 31, 2008
1,000 bbl/d	US $65.00 - $80.25	January 1, 2008 - December 31, 2008
1,000 bbl/d	US $65.00 - $80.95	January 1, 2008 - December 31, 2008
Crude Oil – Fixed Price Contracts (WTI)
500 bbl/d	US $75.52	January 1, 2008 - June 30, 2008
250 bbl/d	US $69.55	January 1, 2008 – December 31, 2008
250 bbl/d	US $70.12	January 1, 2008 – December 31, 2008

The estimated fair value of the financial derivative instruments is based on quoted market prices resulting in an unrealized loss position of $57.4 million as at December 31, 2007 (2006 – unrealized gain of $5.0 million).

($000s)	2007	2006
Realized loss on financial derivatives	2,791	8,465
Unrealized loss (gain) on financial derivatives	58,330	(95,371)
Loss (gain) on financial derivatives	61,121	(86,906)

15.  PER UNIT AMOUNTS

Net income (loss) per unit has been calculated based on the following:

(000s)	2007	2006
Weighted average units outstanding	228,596	206,081
Dilutive impact of RTUs and PTUs	—	2,348
Dilutive impact of convertible debentures	—	1,968
Diluted weighted average units outstanding(1)	228,596	210,397

(1) All convertible debentures were anti-dilutive for all periods during 2007.

Basic net income per unit was calculated based on net income (loss) divided by the weighted average trust units. Diluted net income (loss) per unit was calculated based on net income (loss) before interest on dilutive convertible debentures divided by dilutive weighted average trust units.

For the diluted weighted average units outstanding, the combined weighted average number of RTUs and PTUs that were anti-dilutive is 2.8 million units for the year ended December 31, 2007 (2006 – nil).

The potential dilutive effect of the anti-dilutive convertible debentures was 10.5 million units for the year ended December 31, 2007 (2006 – 3.5 million).

16. COMMITMENTS AND GUARANTEES

In addition to financial derivative commitments, the Trust has the following commitments:

($000s)	Total	2008	2009	2010	2011	2012	Thereafter
Bank debt	1,442,782	—	1,442,782	—	—	—	—
Convertible debentures(1)	258,942	5,622	8,029	17,821	227,470	—	—
Office lease	360,595	7,187	7,278	9,911	23,669	21,124	291,426
Pipeline contract(2)	10,226	1,040	1,185	1,404	1,631	1,763	3,203
Total	2,072,545	13,849	1,459,274	29,136	252,770	22,887	294,629

(1)     Before deferred transaction costs.

(2)     Gas transportation agreement.

17.  INCOME TAXES

On June 12, 2007, the Government of Canada enacted new tax legislation on publically traded income trusts. Under the new rules, effective for the 2011 tax year, distributions of certain types of income will no longer be deductible for income tax purposes for certain Specified Investment Flow-Through (“SIFT”) entities, including Canetic, and any resultant taxable income will be taxed at the Trust level. At the time of the enacted legislation, the SIFT tax rate was 31.5 percent, which resulted in the recording of an additional $330 million future income tax liability and future income tax recorded in the second quarter of 2007. This charge represented the temporary differences on assets and liabilities held at the Trust level or in other flow-through entities at enacted rates expected to apply when these differences reverse (at zero percent to December 31, 2010 and at the SIFT tax rate thereafter). A recovery of $34 million was recognized in the fourth quarter to account for changes in these estimates over the reversal period.

In the fourth quarter of 2007, the Government of Canada enacted various tax rate reductions which included lowering the SIFT tax rate from 31.5 percent to 29.5 percent in 2011 and 28.0 percent in 2012 and beyond. Corporate tax rates were also reduced from 20.8 percent in 2008 to ultimately 15 percent in 2012 and beyond. As a result of the above legislation, a $54 million tax recovery was recorded during the fourth quarter of 2007.

On February 26, 2008, the Government of Canada, in its Federal Budget, announced changes to the SIFT tax rules. The provincial component of the SIFT tax will be based on the provincial rates where the SIFT has a permanent establishment rather than using a 13 percent flat rate. For Canetic, the SIFT tax rate applicable in 2012 is expected to fall from 28 percent to 25 percent. As the tax rate change has not been substantively enacted, no future income tax rate benefit has been recorded in the financial statements.

As at December 31, future income tax assets (liabilities) arose from temporary differences as follows:

($000s)	2007	2006
Capital assets in excess of tax value	(567,386)	(324,135)
Asset retirement obligations	44,613	48,173
Financial derivatives	14,157	(1,912)
Tax losses carried forward	140,271	81,037
Deferred partnership income	(62,935)	(53,502)
Net future income tax liability	(431,280)	(250,339)
Future income tax asset	14,157	—
Future income tax liability	(445,437)	(250,339)

As at December 31, the Trust had the following tax pools:

($000s)	2007	2006
Canadian oil and gas property expense	557,935	611,509
Undepreciated capital cost	586,053	505,232
Canadian development expense	390,550	285,662
Canadian exploration expense	43,537	2,966
Non-capital losses	528,060	276,270
Share issue costs	4,438	48
	2,110,573	1,681,687

These tax pool figures have not been reduced by income deferred in operating partnerships.

Non-capital losses may be carried forward and are fully deductible against taxable income in future years. They are subject to expiry after seven, ten or twenty years depending upon the taxation year in which the losses arose. At December 31, 2007 the Trust had $528 million of non-capital losses available for carry-forward. $50 million of these losses will expire if unused at various times between 2007 and 2015. $478 million of these losses are scheduled to expire if unused during 2026 and 2027.

The provision for (recovery of) income taxes reflects an effective tax rate that differs from the combined federal and provincial tax rate as follows:

($000s)	2007	2006
Net (loss) income before taxes	(46,574)	192,258
Statutory income tax rate	32.75%	35.25%

Expected income tax expense	(15,253)	67,771
Add (deduct) the tax effect of:
Non-deductible compensation expense	2,392	4,952
Net income attributed to the Trust	(60,311)	(67,642)
Change in tax rates	(54,175)	(32,118)
SIFT tax	296,127	––
Assessments and adjustments	(19,158)	(9,690)
Tax reserve	23,695	––
Non-deductible crown charges	––	25,529
Resource allowance	––	(28,781)
Other	(2,180)	(2,700)
Total income tax expense (recovery)	171,137	(42,679)

Future income tax expense (recovery)	166,816	(48,246)
Current income tax	4,321	5,567
Total income tax expense (recovery)	171,137	(42,679)

18.  SUBSEQUENT EVENTS

On October 31, 2007, Canetic and Penn West Energy Trust (“Penn West”) announced that they had entered into a combination agreement (the “Combination Agreement”). The combination received Canetic unitholder approval on January 11, 2008 and the combination closed on January 11, 2008. Each Canetic unitholder received 0.515 of a Penn West unit for each Canetic unit. A one-time special distribution of $0.09 per unit was paid on January 15, 2008 to Canetic unitholders. All RTUs and PTUs vested on January 11, 2008 pursuant to the Combination Agreement. At that time 3,079,000 Canetic units were issued to holders of RTUs and PTUs. Penn West is listed on both the TSX and the NYSE.

19.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES OF AMERICA GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The following information should be read in conjunction with Canetic’s audited annual consolidated financial statements as at and for the years ended December 31, 2007 and 2006. The Trust’s consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). These principles, as they pertain to the Trust’s consolidated financial statements differ from generally accepted accounting principles in the United States of America (“U.S. GAAP”) as follows:

The application of U.S. GAAP would have the following effects on net income (loss) as reported:

($ CAD 000s, except per unit amounts)

Year ended December 31	2007	2006
Net (loss) income as reported for Canadian GAAP	(227,521)	223,101
Adjustments for:
Depletion, depreciation and amortization (Note a)	112,364	(732,379)
Unit-based compensation (Note d)	(3,895)	(2,021)
Non-cash interest on debentures (Note c)	1,293	2,070
Future income taxes	(49,416)	205,190
Net loss and comprehensive loss under U.S. GAAP, as adjusted	(167,175)	(304,039)
Net loss per unit ($/unit)
Basic	(0.73)	(1.48)
Diluted	(0.73)	(1.48)
Weighted average number of trust units outstanding (000s)
Basic	228,596	206,081
Diluted	228,596	206,081

The application of U.S. GAAP would have the following effects on the balance sheets as reported:

($CAD 000s)	Canadian GAAP	Increase (Decrease)	U.S. GAAP
December 31, 2007
Assets:
Property, plant and equipment (Note a)	4,443,615	(663,729)	3,779,886
Deferred financing charges (Note c)	—	8,077	8,077
Liabilities:
Accounts payable and accrued liabilities (Note d)	263,645	8,104	271,749
Convertible debentures (Note c)	250,865	(4,856)	246,009
Future income taxes	431,280	(176,286)	254,994
Temporary equity (Note b)	—	3,021,451	3,021,451
Unitholders’ equity:
Capital (Note b)	4,386,044	(4,386,044)	—
Convertible debentures (Note c)	6,584	(6,584)	—
Deficit (Note b)	(1,474,096)	872,409	(601,687)

December 31, 2006
Assets:
Property, plant and equipment (Note a)	4,597,654	(777,534)	3,820,120
Liabilities:
Accounts payable and accrued liabilities (Note d)	271,185	2,768	273,953
Convertible debentures (Note c)	260,656	4,514	265,170
Future income taxes	250,339	(225,702)	24,637
Temporary equity (Note b)	—	3,103,011	3,103,011
Unitholders’ equity:
Capital (Note b)	4,224,470	(4,224,470)	—
Convertible debentures (Note c)	6,584	(6,584)	—
Deficit (Note b)	(724,139)	568,929	(155,210)

a)     Property, plant and equipment and depletion, depreciation and amortization

Under U.S. GAAP, the book value of petroleum and natural gas properties, net of deferred income taxes, is limited to the present value of after tax future net cash flows from proved reserves, discounted at 10 percent (based on prices and costs at the balance sheet date), plus the lower of cost and fair value of unproven properties.

Under Canadian GAAP, an impairment loss arises when the book value of the petroleum and natural gas properties exceeds the undiscounted future cash flow from proved reserves calculated using forecast prices and costs. If an impairment loss is determined to exist, the impairment is measured as the amount by which the net book value of the petroleum and natural gas properties exceeds the future discounted cash flow from proved plus probable reserves at forecast prices and costs.

For the year ended December 31, 2007, depletion, depreciation and amortization calculated under U.S. GAAP was $112.4 million lower than depletion, depreciation and amortization calculated under Canadian GAAP and there was no ceiling test impairment under U.S. GAAP. For the year ended December 31, 2006, depletion, depreciation and amortization calculated under U.S. GAAP was $732.4 million higher than depletion, depreciation and amortization calculated under Canadian GAAP. This amount consisted of a ceiling test impairment totaling $739.1 million and a further reduction of depletion, depreciation and amortization totaling $6.7 million due to the related reduction of the depletion base.

b)   Temporary equity

The Trust issues units that are redeemable at the option of the unitholder. Under Canadian GAAP, all Trust units are classified as unitholders’ equity. For U.S. GAAP as the Trust units are redeemable at the option of the unitholder and are valued at their redemption value and presented as temporary equity. The redemption value of the trust units is based on the trading value of the units at the balance sheet date. Changes in redemption value are charged or credited to accumulated income.

c)   Convertible Debentures

Under Canadian GAAP, certain of the Trust’s convertible debentures were classified as debt with a portion, representing the value associated with the conversion feature, being allocated to equity. Also under Canadian GAAP, the deferred financing charges, net of amortization, related to the issuance of the convertible debentures are netted against the liability and amortized over the life of the convertible debentures.

Under U.S. GAAP, the convertible debentures in their entirety are classified as debt. The difference between the fair value and the face value of the debentures is amortized over the life of the debentures using the effective yield method.

d)   Unit-Based Compensation

The Trust has a Unit Award Incentive Plan for directors, officers, employees and consultants of the Trust. Under the terms of the plan, a holder may elect, subject to consent of the Trust, to receive cash upon vesting in lieu of the number of rights held. Under Canadian GAAP, compensation expense associated with rights granted under the plan is measured at the date of exercise or at the date of the financial statement for unexercised rights. Compensation expense on unexercised rights is determined on the rights as the excess of the market price over the exercise price of the rights at the end of each reporting period and is deferred and recognized in income over the vesting period of the rights.

Under U.S. GAAP, the Trust unit liability is calculated based on the RTUs and PTUs fair value at each reporting date until the date of settlement. Compensation cost for each period is based on the change in the fair value of the RTUs and PTUs for each reporting period. When the RTUs and PTUs vest, the amounts recorded as a trust unit rights liability are recorded to temporary equity.

e)   Additional disclosure

The Trust presents oil and natural gas sales and royalty amounts gross in the Consolidated Statement of Income. These line items would be combined and presented net in a statement of income prepared in accordance with U.S. GAAP. This difference does not result in an adjustment to the financial results as reported under Canadian GAAP.

f)    Assumptions

We used the Binomial Lattice model to estimate the fair value of our stock-based compensation with the following assumptions:

	2007	2006
Expected annual distribution per unit ($/unit)	2.28	2.76
Expected volatility	24%	36%
Risk-free interest rate	3.8%	4.5%

The basis for our assumptions, among other things, is as follows:

•                  Annual distribution expectations take into account historical distribution payments and reflect our expectation for future payments.

•                  Volatility expectations are based on our historical unit price volatility.

•         Our risk-free interest rate assumption is the three month Canadian treasury bill rate.

•         We assume forfeiture rates based on historical experience.

The fair value per unit calculated from these assumptions is $16.53 (2006 - $24.34).

g)         Additional U.S. GAAP Disclosures:

($000s)	2007	2006
Components of accounts receivable:
Trade	86,451	86,813
Accruals	130, 028	168,376
Other accruals	—	6,309
	216,479	261,498
Components of prepaid expenses and deposits
Prepaid expenses	722	3,101
Prepaid interest	1,619	3,949
Prepaid inventory	—	6,131
Funds on deposit	13,048	21,466
	15,389	34,647
Components of accounts payable and accrued liabilities
Accounts payable and accrued liabilities	169,096	152,523
Capital accrual	37,446	65,253
Operating accrual	40,673	42,080
Unit based compensation	16,430	11,329
	263,645	271,185

h)          The net change in non-cash working capital balances comprises the following:

($000s)	2007	2006
Accounts receivable	50,584	75,172
Prepaid expenses and deposits	19,473	(17,174)
Accounts payable and accrued liabilities	17,339	(108,776)
	87,396	(50,778)
Relating to:
Operating activities	87.396	(50,778)
Financing activities	—	—
Investing activities(1)	—	—
	87,396	(50,778)

(1) Non-cash working capital included in capital expenditures was $38.8 million (2006 - $65.3 million).

CHANGES IN ACCOUNTING POLICIES – US GAAP

INCOME TAXES

On January 1, 2007, the Trust adopted FASB Interpretation 48 “Accounting for Uncertainty in Income Taxes” clarifying the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109 “Accounting for Income Taxes”. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The adoption of FIN 48 did not have a material impact on our consolidated financial statements.

As at December 31, 2007, the total amount of the Trust’s unrecognized tax benefits was approximately $24 million, $nil related to interest and penalties, which if recognized would affect the Trust’s effective income tax rate. The resolution of these tax positions may take a number of years to complete with the appropriate tax authorities, thus fluctuations can occur from period to period. The amount of unrecognized tax benefits is not anticipated to significantly change within the next 12 months.

The Trust and its entities are subject to income taxation and related audits in the Canadian tax jurisdiction. Taxation years from 2001 to 2007 remain open to examination in Canada.

RECENT ACCOUNTING PRONOUNCEMENTS

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, and where applicable simplifies and codifies related guidance within GAAP and does not require any new fair value measurements. The Statement is effective for fiscal years beginning January 1, 2008. Provisions of the Statement are to be applied prospectively except in limited situations. The Trust does not expect the initial adoption of this Statement to have a material impact on its financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115.” This pronouncement permits entities to use the fair value method to measure certain financial assets and liabilities by electing an irrevocable option to use the fair value method at specified election dates. After election of the option, subsequent changes in fair value would result in the recognition of unrealized gains or losses as period costs during the period the change occurred. SFAS No. 159 becomes effective as of the beginning of the first fiscal year that begins after November 15, 2007, with early adoption permitted. However, entities may not retroactively apply the provisions of SFAS No. 159 to fiscal years preceding the date of adoption. We are currently evaluating the impact of SFAS No. 159 may have on our financial position, results of operations and cash flows.

In December 2007, FASB issued SFAS 141(R), “(revised 2007) Business Combinations”, and SFAS 160, “Non- controlling Interests in Consolidated Financial Statements”. These pronouncements require an acquirer to recognize the assets acquired, liabilities assumed and any non-controlling interest in the acquired entity as of the date of acquisition. These amounts are all to be recognized at their fair values. These pronouncements become effective for business combinations in fiscal periods that begin after December 15, 2008. SFAS 141(R) and SFAS 160 will be applied prospectively and early adoption is not permitted. We are currently evaluating the impact SFAS No. 141(R) and SFAS 160 may have on our financial position, results of operations and cash flows.

SUPPLEMENTARY OIL AND GAS INFORMATION – SFAS 69 (UNAUDITED)

The tables in this section set forth oil and gas information prepared by the Registrant in accordance with U.S disclosure standards, pertaining to SFAS 69, “Disclosure about Oil and Gas Producing Activities”.

Standardized Measure of Discounted Future Net Cash Flows and Changes Therein

In calculating the standardized measure of discounted future net cash flows, year-end constant prices and cost assumptions were applied to Canetic’s annual future production from proved reserves to determine cash inflows. Future production and development costs are based on constant price assumptions and assume the continuation of existing economic, operating and regulatory conditions. Future income taxes are calculated by applying statutory income tax rates to future pre-tax cash flows after provision for the tax cost of the oil and natural gas properties based upon existing laws and regulations. The Trust is currently not taxable. The discount was computed by application of a 10 percent discount factor to the future net cash flows. The calculation of the standardized measure of discounted future net cash flows is based upon the discounted future net cash flows prepared by Canetic’s independent qualified reserves evaluators in relation to the reserves they respectively evaluated, and adjusted by Canetic is to account for management’s estimates of risk management activities, asset retirement obligations and future income taxes.

Canetic cautions that the discounted future net cash flows relating to proved oil and gas reserves are an indication of neither the fair market value of the Registrant’s oil and gas properties, nor of the future net cash flows expected to be generated from such properties. The discounted future cash flows do not include the fair market value of exploratory properties and probable or possible oil and gas reserves, nor is consideration given to the effect of anticipated future changes in crude oil and natural gas prices, development, asset retirement and production costs and possible changes to tax and royalty regulations. The prescribed discount rate of 10 percent may not appropriately reflect interest rates.

Capitalized Costs Relating to Oil and Gas Producing Activities

As at December 31 ($ millions)	2007	2006

Proved oil and gas properties	6,190	5,585
Unproved oil and gas properties	224	295
Total capital costs	6,414	5,880
Accumulated depletion and depreciation	1,970	1,282
Net capitalized costs	4,444	4,598

Costs Incurred in Oil and Gas Property Acquisition, Exploration and Development Activities

For the years ended December 31 ($ millions)	2007	2006

Property acquisition costs(1)
Proved oil and gas properties	82	3,238
Unproved oil and gas properties	31	238
Exploration costs(2)	3	3
Development costs(3)	418	348
Total	534	3,827

(1)	Acquisitions are net of disposition of properties.
(2)	Cost of geological and geophysical capital expenditures.
(3)	Development and facilities capital expenditures and drilling and completion costs.

Results of Operations for Producing Activities

For the years ended December 31 ($ millions)	2007	2006

Oil and gas sales, net of royalties and commodity contracts	1,189	1,150
Lease operating costs and capital taxes	311	264
Transportation costs	23	19
Depletion, depreciation and accretion	704	657
Operating income	151	210
Income taxes(1)	4	6
Results of operations from producing activities (excluding corporate overhead and interest costs)	147	204

(1) Canetic is currently not taxable, current income tax disclosed for the years 2006 through 2007 represent Saskatchewan Capital Tax, which is calculated by reference to balance sheet items (debt and equity) and not by income items.

Reserve Quantity Information Constant Prices and Costs

Net proved developed and proved undeveloped reserves(1)	Light and Medium Oil	Heavy Oil	Natural Gas	Natural Gas Liquids	Barrels of Oil Equivalent
	(mbbl)	(mbbl)	(mmcf)	(mbbl)	(mboe)
December 31, 2005	34,410	7,621	163,286	5,635	74,881
StarPoint	41,199	10,440	127,325	1,951	74,811
Extensions	1,261	365	11,191	732	4,223
Improved recovery	—	2,749	3,437	169	3,491
Technical revisions	5,489	(2,596)	6,216	514	4,443
Discoveries	291	—	547	49	432
Acquisitions	834	—	106,555	1,881	20,474
Dispositions	—	—	(535)	(85)	(174)
Economic factors	103	32	263	10	189
Infill drilling	2,211	835	3,364	46	3,653
Production	(10,012)	(2,305)	(54,034)	(1,536)	(22,859)
Change for the year	41,376	9,520	204,329	3,731	88,683
December 31, 2006(2)	75,786	17,141	367,615	9,366	163,564

Net proved developed and proved undeveloped reserves(1)	Light and Medium Oil	Heavy Oil	Natural Gas	Natural Gas Liquids	Barrels of Oil Equivalent
	(mbbl)	(mbbl)	(mmcf)	(mbbl)	(mboe)
December 31, 2006	75,786	17,141	367,615	9,366	163,564
Transfer	(83)	153	9,386	15	1,645
Extensions	140	936	85,337	42	15,341
Recompletion	6,032	1,891	81,041	103	21,534
Technical revisions	(3,859)	(7,095)	20,271	(95)	(7,671)
Discoveries	1,040	549	980	1	1,753
Acquisitions	4,467	—	39,012	17	10,986
Dispositions	(1,134)	(206)	(122,658)	(16)	(21,798)
Economic factors	1,086	2,384	(105,283)	122	(13,956)
WI Error	(255)	—	1,844	3	55
Production	(9,198)	(2,085)	(56,992)	(1,360)	(22,141)
Change for the year	(1,764)	(3,473)	(47,062)	(1,168)	(14,252)
December 31, 2007(2)	74,022	13,668	320,553	8,198	149,312

(1) Definitions:

a)  “Net” reserves are the remaining reserves of Canetic after deduction of estimated royalties and including royalty interest.

b)  “Proved” reserves are the estimated quantities of crude oil, natural gas and NGL’s which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made.

(2) Canetic does not file any estimates of total net proved crude oil or natural gas reserves with any U.S. federal authority or agency other than the SEC.

Standardize Measure of Discounted Future Net Cash Flows

Relating to Proved Oil and Gas Reserves

($millions)	2007	2006
Future cash inflows	9,208	9,581
Future production costs	3,200	4,263
Future development costs	159	398
Future income taxes(1)	—	—
Future net cash flows	5,849	4,920
Less 10% annual discount factor	2,324	1,911
Standardize measure of discounted future net cash flows	3,525	3,009

(1) Canetic is currently not taxable.

Reconciliation of Changes in Net Present Values of Future Net Revenue Discounted at 10% Per Year

Proved Reserves – Constant Prices and Costs

($millions)	2007	2006
Opening balance	3,009	1,793

Acquisition of StarPoint	—	1,598
Oil and gas sales during the period net of production costs and royalties(1)	(731)	(924)
Changes due to prices and royalties related to forecast production(2)	541	(443)
Development costs during the period(1)	432	—
Changes in forecast development costs(3)	(203)	(21)
Changes resulting from extensions and improved recovery(4)	431	236
Changes resulting from discoveries(4)	26	9
Changes resulting from acquisitions of reserves(4)	273	326
Changes resulting from dispositions of reserves(5)	(216)	(17)
Accretion of discount(6)	301	339
Changes resulting from technical reserve revisions(7)	(134)	113
All other changes	(204)	—
Closing balance	3,525	3,009

(1)	Actual provided by client or taken directly from the operating and revenue statement.

(2)	Estimated as 18% of the beginning of period NPV, which is the same as the result from the escalated case.

(3)	Difference between the beginning of period and end of period development cost forecasts.

(4)	Actual from reports generated from the client’s year-end reserves database.

(5)	Estimated using the same $/boe generated from acquisitions.

(6)	Estimated as 10% of the beginning of period NPV.

(7)	Estimated using the same $/boe value of the company at the end of period.

SCHEDULE “B”

Penn West Energy Trust
Pro Forma Consolidated Balance Sheet
As at December 31, 2007
(millions of Canadian dollars)
(unaudited)

	Penn West	Canetic	Pro Forma Adjustments	Notes	Pro Forma Consolidated
Assets
Current
Accounts receivable	$277.5	$216.4	$—		$493.9
Future income tax	44.3	14.2	—		58.5
Other	45.7	15.4	—		61.1

	367.5	246.0	—		613.5
Property, plant and equipment	7,413.5	4,443.6	535.2	2(a)(b)	12,392.3
Goodwill	652.0	934.8	308.6	2(c)	1,895.4
	8,065.5	5,378.4	843.8		14,287.7
	$8,433.0	$5,624.4	$843.8		$14,901.2
Liabilities and unitholders’ equity
Current
Accounts payable and accrued liabilities	$359.3	$263.6	$42.2	2(d)	$665.1
Distributions payable	82.5	45.2	21.7	2(d)	149.4
Risk management	147.6	57.4	—		205.0
Convertible debentures	—	5.6	—	2(f)	5.6
	589.4	371.8	63.9		1,025.1
Long-term debt	1,943.2	1,442.8	—		3,386.0
Convertible debentures	—	245.2	10.2	2(f)	255.4
Asset retirement obligations	413.5	178.0	—		591.5
Future income taxes	917.4	445.4	138.2	2(g)	1,501.0
Other	—	8.9	(8.9)	2(d)	—
	3,863.5	2,692.1	203.4		6,759.0

Non-controlling interest	—	13.8	(13.8)	1	—

Unitholders’ equity
Unitholders’ capital	3,877.1	4,386.0	(813.3)	2(a)(e)	7,449.8
Convertible debentures	—	6.6	(6.6)	2(f)	—
Contributed surplus	35.3	—	—		35.3
Retained earnings (deficit)	657.1	(1,474.1)	1,474.1	2(e)	657.1
	4,569.5	2,918.5	654.2		8,142.2
	$8,433.0	$5,624.4	$843.8		$14,901.2

1

Penn West Energy Trust
Pro Forma Consolidated Statement of Loss
Year ended December 31, 2007
(millions of Canadian dollars, except per trust unit amounts)
(unaudited)

	Penn West	Canetic	Pro Forma Adjustments	Notes	Pro Forma Consolidated

Revenues
Oil and natural gas	$2,461.8	$1,450.3	$—		$3,912.1
Royalties	(450.8)	(273.4)	—		(724.2)
Risk management activities	(182.0)	(58.3)	—		(240.3)
	1,829.0	1,118.6	—		2,947.6

Expenses
Operating	517.7	301.1	—		818.8
Transportation	24.1	23.4	—		47.5
General and administrative	65.8	56.4	—		122.2
Financing	92.4	89.8	—		182.2
Depletion, depreciation and accretion	896.7	704.3	(36.7)	3(a)	1,564.3
Risk management activities	19.6	—	—		19.6
Unrealized foreign exchange gain	(38.2)	—	—		(38.2)
	1,578.1	1,175.0	(36.7)		2,716.4
Income before taxes	250.9	(56.4)	36.7		231.2

Taxes
Current	—	4.3	—		4.3
Future income tax expense (reduction)	75.4	166.8	9.9	3(b)	252.1
	75.4	171.1	9.9		256.4

Net income (loss)	$175.5	$(227.5)	$26.8		$(25.2)

Net income (loss) per unit:
Basic	$0.73				$(0.07)
Diluted	$0.73				$(0.07)

2

Penn West Energy Trust
Notes to Pro Forma Consolidated Financial Statements
As at and for the year ended December 31, 2007
(millions of Canadian dollars, except per unit amounts)
(unaudited)

1. Basis of Presentation

The accompanying unaudited pro forma consolidated balance sheet as at December 31, 2007 and the unaudited pro forma consolidated statement of loss for the year ended December 31, 2007 (the “Pro Forma Statements”) of Penn West Energy Trust (“Penn West”) have been prepared for inclusion in the Business Acquisition Report (the “BAR”) related to the acquisition of Canetic Resources Trust (“Canetic”). Pursuant to the Plan of Arrangement dated November 30, 2007 (the “Arrangement”), Penn West acquired all the issued and outstanding units of Canetic on January 11, 2008.

The Pro Forma Statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) by the management of Penn West. Accounting policies used in the preparation of the Pro Forma Statements are in accordance with those disclosed in the 2007 audited consolidated financial statements of Penn West with the addition of the “if converted” method of calculating diluted earnings per unit for the equity conversion component of Canetic’s convertible debentures. The unaudited pro forma consolidated balance sheet gives effect to the Arrangement and assumptions described in note 2 as if they had occurred on December 31, 2007 and the unaudited pro forma consolidated statements of loss give effect to the Arrangement and assumptions described in note 3 as if they had occurred at January 1, 2007.

In the opinion of management, the Pro Forma Statements include all material adjustments for a fair presentation of the ongoing entity in accordance with GAAP. Although the Vault Energy Trust (“Vault”) acquisition and the Titan Exploration Ltd. (“Titan”) acquisition were completed prior to the effective date of the Arrangement, the pro forma consolidated financial information does not include additional information relating to these entities. The non-controlling interest account on the balance sheet of Canetic at December 31, 2007 related to the share holdings (10.4 percent) of Titan not controlled by Canetic on that date. As Canetic held 100 percent of the outstanding shares of Titan when Penn West acquired Canetic, the non-controlling interest account was eliminated for these Pro Forma Statements.

The Pro Forma Statements have been prepared from, and should be read in conjunction with, the following financial statements and financial information:

•                  The audited consolidated financial statements of Penn West as at and for the year ended December 31, 2007.

•                  The audited consolidated financial statements of Canetic as at and for the year ended December 31, 2007, included as Appendix A.

The Pro Forma Statements may not be indicative of the results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results which may be obtained in the future. In preparing these Pro Forma Statements, no adjustments have been made to reflect the potential operating synergies and administrative cost savings that could result from the operations of the combined assets.

2. Pro Forma Consolidated Balance Sheet Assumptions and Adjustments

The Arrangement contemplates the combination of Penn West with Canetic. Pursuant to the Arrangement, Penn West acquired all of the outstanding trust units of Canetic at an exchange ratio of 0.515 of a Penn West trust unit for each Canetic trust unit for a total estimated consideration of $3.6 billion including transaction costs. The acquisition was accounted for using the purchase method whereby the assets acquired and liabilities assumed are recorded at their fair values.

The Pro Forma Statements have been prepared using the estimated fair value of the Canetic assets acquired and liabilities assumed at December 31, 2007, and will be subject to change as certain estimates are realized and final tax pools are established. For purposes of preparing the unaudited pro forma consolidated balance sheet, the fair value of assets acquired and liabilities assumed were allocated as follows:

3

a.  Purchase price allocation:

Purchase Price	($ millions)
124.3 million Penn West Trust Units issued	$3,572.7
Transaction costs	17.6
$3,590.3
Allocation of the Purchase Price
Property, plant and equipment	$4,978.8
Goodwill	1,243.4
Working capital (deficiency)	(123.3)
Bank debt	(1,442.8)
Convertible debentures – liability	(261.0)
Risk management	(57.4)
Future income taxes	(569.4)
Asset retirement obligations	(178.0)
$3,590.3

The fair value of Penn West trust units issued was determined as the five-day weighted average trading value of the units on the Toronto Stock Exchange from the two days before until two days after the date of the announcement (October 31, 2007), discounted by five percent.

b.              Canetic property, plant and equipment was increased by $535.2 million to reflect the estimated fair value of the acquired assets on December 31, 2007.

c.               Goodwill of $1.2 billion represents the amount of consideration in excess of the fair value assigned to the net identifiable assets acquired and liabilities assumed on December 31, 2007.

d.              Accounts payable and accrued liabilities was increased by $42.2 million to reflect the estimated transaction costs of $49.8 million, reduced by the $7.6 million liability recorded for Canetic’s unit-based compensation plan that was settled with trust units of Canetic immediately prior to the close of the transaction. Distributions payable was increased by $21.7 million for the special cash distribution or $0.09 per Canetic trust unit paid on January 15, 2008, pursuant to the terms of the Arrangement. Canetic’s other long-term liability of $8.9 million, also related to Canetic’s unit-based compensation plan, was eliminated as this liability was also settled with Canetic trust units.

e.               Unitholders’ capital was increased by $3.6 billion to reflect the issuance of 124.3 million Penn West trust units at fair value in exchange for all outstanding Canetic trust units. Canetic’s recorded unitholders’ capital and deficit was eliminated consistent with the purchase method of accounting.

f.                 The fair value of Canetic’s convertible debentures was not materially different than the face value of $261.0 million. As a result, the long-term convertible debenture liability was increased by $10.2 million and the equity conversion feature of the debentures was reduced to $nil.

g.              The future income tax liability was increased by $138.2 million to reflect the future tax effect of the $535.2 million increase in property, plant and equipment.

3. Pro Forma Consolidated Statements of Earnings Assumptions and Adjustments

a.     Depletion, depreciation and accretion was adjusted to reflect the pro forma production and depletion rate re-calculated using the unit-of-production method including the estimated adjustments to the depletable base and the proved petroleum and natural gas reserves of Canetic.

4

b.     Future income tax was adjusted to reflect the impact of the above adjustments, as applicable.

4. Per Unit Information

Pro forma net income (loss) per unit has been calculated using the weighted average number of Penn West trust units outstanding plus the Penn West trust units issued to effect the acquisition of Canetic, as if they had been outstanding from January 1, 2007 as follows (millions):

December 31, 2007	Penn West	Canetic Acquisition	Pro Forma Consolidated
Basic	239.4	124.3	363.7
Diluted	241.5	124.3	365.8

At period-end	242.7	124.3	367.0

5